EXHIBIT 4.16

                             FORM OF PROMISSORY NOTE
                             Issued to G. Ray Stults

$ 803,900.00                                                    Goshen, Indiana
                                                             September 26, 2002


     FOR VALUE RECEIVED, the undersigned, Starcraft Corporation, promises to pay to the order of G. Raymond Stults, the principal sum of Eight Hundred and Three Thousand Nine Hundred Dollars ($803,900.00) with interest on the unpaid principal balance from the date of this Note, until paid, at the rate of 6.75% per annum. The principal and interest shall be payable at 2703 College Avenue, Goshen, Indiana, or such other place as the holder of this Note may designate in writing, in equal monthly principal and interest installments of One Hundred
Thirty Eight Thousand Six Hundred Sixty Seven Dollars and Sixteen cents ($138,667.16), commencing on January 15, 2003, without relief from valuation and appraisement laws. Such monthly installments shall continue until the entire indebtedness evidenced by this Note is fully paid, except that any remaining indebtedness, if not sooner paid, shall be due and payable on July 15, 2003. This Note may be prepaid in full or in part at any time.

     If any monthly installment under this Note is not paid when due, the entire unpaid principal amount and accrued interest thereon shall, at the option of the holder, become due and payable upon demand. Any unpaid principal amount outstanding on the date of demand shall bear interest at the rate 7.75%, until paid. No failure on the part of the holder in exercising said right to declare the remaining unpaid balance due or to proceed to collect the same shall operate as a waiver of the right to proceed or preclude the exercise of such right at any time during the continuance of such default or the occurrence of a succeeding default. In the event of default, the holder of this Note shall be entitled to collect all costs and expenses incurred, including but not limited to reasonable attorney's fees.

     The holder of this Note, at its option, may renew the same, extend the time for the payment of said indebtedness, reduce the monthly payments thereon or accept a renewal note or notes therefore; provided, however, any such extension, renewal or reduction shall not release the undersigned or any endorser or guarantor from any liability on said obligation. Any endorser, guarantor or assignor severally waives presentment for payment, protest, notice of protest and non-payment of this Note and diligence in the collection thereof.

     Any notice provided for in this Note shall be given by mailing such notice certified mail, return receipt requested, addressed to the undersigned at the address stated below or to such other address as the undersigned may designate from time to time and such notice shall be deemed given upon date of mailing to the undersigned at such address.

                                           STARCRAFT CORPORATION

                                           By: / s / Timothy L. Burke
                                               Timothy L. Burke
                                               Chief Financial Officer